SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vodafone Group Plc
(Name of Issuer)

Ordinary Shares of 20 20/21 US cents each
(Title of Class or Securities)

BH4HKS3
(SEDOL Number)

Nazih El Hassanieh

Emirates Telecommunications Group Company PJSC

Head Office Building A

Intersection of Zayed the 1st Street and
Sheikh Rashid Bin Saeed Al Maktoum Street

PO Box 3838

Abu Dhabi

+971 2-628-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

May 11, 2023
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment to the Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

1	Names of reporting persons: Atlas 2022 Holdings Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3,944,743,685 Ordinary Shares [1,2]
	8	Shared voting power: 0 Ordinary Shares
	9	Sole dispositive power: 3,944,743,685 Ordinary Shares
	10	Shared dispositive power: 0 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 3,944,743,685 Ordinary Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 14.61%[1,2,3]
14	Type of reporting person (see instructions): CO

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc (“Vodafone”), as of May 11, 2023, representing approximately 14.61% of the voting rights attached to Vodafone shares. In addition, See Items 2, 3, 4, 5 and 6 of this Amendment to the Schedule 13D.
2	Based on a total of 26,994,231,878 Ordinary Shares outstanding (i.e. excluding treasury shares) as of April 30, 2023 as reported by Vodafone in its press release dated May 2, 2023.

1	Names of reporting persons: Emirates Telecommunications Group Company PJSC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United Arab Emirates
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,944,743,685 Ordinary Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,944,743,685 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 3,944,743,685 Ordinary Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 14.61%[1,2,3]
14	Type of reporting person (see instructions): CO

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc (“Vodafone”), as of May 11, 2023, representing approximately 14.61% of the voting rights attached to Vodafone shares. In addition, See Items 2, 3, 4, 5 and 6 of this Amendment to the Schedule 13D.
2	Based on a total of 26,994,231,878 Ordinary Shares outstanding (i.e. excluding treasury shares) as of April 30, 2023 as reported by Vodafone in its press release dated May 2, 2023.

1	Names of reporting persons: Emirates Investment Authority
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United Arab Emirates
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,944,743,685 Ordinary Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,944,743,685 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 3,944,743,685 Ordinary Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 14.61%[1,2,3]
14	Type of reporting person (see instructions): OO3

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 3,944,743,685 ordinary shares of Vodafone Group Plc (“Vodafone”), as of May 11, 2023, representing approximately 14.61% of the voting rights attached to Vodafone shares. In addition, See Items 2, 3, 4, 5 and 6 of this Amendment to the Schedule 13D.
2	Based on a total of 26,994,231,878 ordinary shares outstanding (i.e. excluding treasury shares) as of April 30, 2023 as reported by Vodafone in its press release dated May 2, 2023.
3	EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. EIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 24, 2023 (the “Schedule 13D”), relating to the Ordinary Shares of 20 20/21 US cents each (the “Ordinary Shares”) of Vodafone Group Plc (the “Issuer”). This Amendment is being filed to update the Schedule 13D to reflect recent events as described in Item 4. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment.

Item	1. Security and Issuer.

This Amendment to the Schedule 13D relates to the Ordinary Shares of 20 20/21 US cents each (the “Ordinary Shares”) of Vodafone Group Plc (the “Issuer”), whose principal executive offices are located at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England.

Item	2. Identity and Background.

This Amendment is being filed by:

(i)	Atlas 2022 Holdings Limited, a limited liability exempted company formed under the laws of the Cayman Islands (“Atlas Holdings”);
(ii)	Emirates Telecommunications Group Company PJSC, a public joint-stock company incorporated under the laws of the United Arab Emirates (“e&”); and
(iii)	Emirates Investment Authority, a public institution established under the laws of the United Arab Emirates (“EIA”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Holdings is a wholly-owned subsidiary of e&, which in turn is 60% owned by EIA (which, therefore, is deemed a control person of Atlas Holdings and e&).

Atlas Holdings is a special purpose vehicle created to hold e&’s investment in the Issuer. The address of the principal business office of Atlas Holdings is 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. The principal business purposes of Atlas Holdings is to hold the Issuer’s shares on behalf of e&.

e& is an Abu Dhabi public joint-stock company listed on the Abu Dhabi Securities Exchange (“ADX”) and is principally engaged in the telecommunications business. The address of the principal business office of e& is Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi.

EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. The address of the principal business office of EIA is PO Box 3235, International Tower, ADNEC Capital Centre, Abu Dhabi United Arab Emirates.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of the Reporting Persons are set forth on Annex A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person referred to in Annex A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares beneficially owned by the Reporting Persons were originally acquired and previously reported on Schedule 13G filed by the Reporting Persons on May 16, 2022, as amended on November 8, 2022 and January 18, 2023, and on Schedule 13D filed by the Reporting Persons on April 24, 2023. None of the Reporting Persons has acquired or disposed any Ordinary Shares since March 20, 2023 and this Amendment to the Schedule 13D is being filed on the basis of the facts and circumstances described under Item 4, which is incorporated herein by reference in its entirety.

Item 4.   Purpose of Transaction.

The Ordinary Shares beneficially owned by the Reporting Persons were originally acquired for investment purposes and the rationale of such investment by e& was to gain significant exposure to the Issuer as a world leader in connectivity and digital service at an attractive valuation.

On April 12, 2023, e& determined that it was in its best interests, and the best of interests of the Issuer and its shareholders, for e& and its representatives to be able to engage with the Issuer and its representatives on a variety of topics, including topics for which e& may be deemed to be seeking to influence the Issuer. On April 12, e& initiated preliminary discussions with the Issuer in respect of the non-executive composition of the Issuer’s board of directors (the “Issuer Board”). As a result of such discussions, on May 11, 2023, e& and the Issuer entered into a Relationship Agreement, a copy of which is attached hereto as Exhibit 99.2 (the “Relationship Agreement”) to govern (i) the proposed appointment of up to two individuals nominated by e& as non-executive directors to the Issuer Board on the terms and conditions set forth in the Relationship Agreement and (ii) the ongoing relationship between e& and the Issuer. In connection with the Relationship Agreement, the Issuer and e& also entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3 (the “Registration Rights Agreement”). The key terms of the Relationship Agreement and the Registration Rights Agreement are described in Item 6 of this Amendment, which is incorporated herein by reference.

Nothing in the Relationship Agreement requires the Reporting Persons to acquire additional Ordinary Shares or other securities of the Issuer. Subject to the limitations imposed by applicable laws, receipt of any required approvals and the restrictions in the Relationship Agreement described in Item 6 below under “Standstill” and “Lock-up”, the Reporting Persons from time to time may decide to increase or decrease their investment in the Issuer through purchases or sales of Ordinary Shares in open market or private transactions or otherwise. The Reporting Persons have obtained regulatory approvals to hold the Ordinary Shares reported herein, and continue to seek regulatory approvals necessary to enable them to increase their shareholding in the Issuer. Subject to the Relationship Agreement, the timing and amount of any such increase or decrease may depend upon the price and availability of Ordinary Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, the Reporting Persons obtaining any required regulatory approvals, general stock market and economic conditions, liquidity requirements of the Reporting Persons, tax considerations and other factors considered relevant. Subject to the Relationship Agreement, any acquisition or disposition may be effected at any time without prior notice.

Subject to the restrictions in the Relationship Agreement described in Item 6 below under “Standstill”, “Communications” and “Lock-up”, e& may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer and/or plans or proposals that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any transaction, event or action enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. This is not a statement to which Rule 2.8 of the UK Takeover Code applies.

e& intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, in compliance with applicable laws and regulations and the Relationship Agreement, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item	5. Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares reported by each person named herein is based upon 26,994,231,878 Ordinary Shares outstanding (i.e. excluding treasury shares) as of April 30, 2023, as reported by the Issuer in its press release dated May 2, 2023.

A. Atlas Holdings

(a)	Rows (11) and (13) of the cover pages to this Amendment to the Schedule 13D are hereby incorporated by reference.

(b)                Rows (7) through (10) of the cover pages to this Amendment to the Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

B. e&

(a)	Rows (11) and (13) of the cover pages to this Amendment to the Schedule 13D are hereby incorporated by reference.

(b)                Rows (7) through (10) of the cover pages to this Amendment to the Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

C. EIA

(a)	Rows (11) and (13) of the cover pages to this Amendment to the Schedule 13D are hereby incorporated by reference.

(b)                Rows (7) through (10) of the cover pages to this Amendment to the Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

Except as described in this Item 5 and Annex A, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, the persons included in Annex A has beneficial ownership of any Ordinary Shares. Annex B hereto set forth all the transactions made on the Ordinary Shares in the past 60 days by any of the Reporting Persons or, to the best of each Reporting Person’s knowledge, any of the persons listed in Annex A hereto.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement

On April 24, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Relationship Agreement

On May 11, 2023, e& and the Issuer entered into a Relationship Agreement, a copy of which is attached hereto as Exhibit 99.2 (the “Relationship Agreement”). The Relationship Agreement includes, among other things, the following provisions:

Director Nomination Rights

Subject to e& having obtained the necessary regulatory approvals, for so long as e& (and its wholly-owned subsidiaries, including Atlas Holdings, collectively the “e& Group”) beneficially owns:

•	at least its current shareholding of 14.6% of the Issuer’s outstanding Ordinary Shares, e& will be entitled to nominate, following the procedures set forth the Relationship Agreement, the e& group CEO to be appointed by the Issuer Board as a non-executive director (such appointee, as replaced from time to time in accordance with the Relationship Agreement, the “e& Nominee”); and

•	at least 20% (subject to adjustment as set forth in the Relationship Agreement) of the Issuer’s outstanding Ordinary Shares, e& will be entitled to nominate an individual which meets certain independence requirements set forth in the Relationship Agreement in respect of e& (the “Independent Nominee” and, together with the e& Nominee, the “Nominees”) to the Issuer Board as a non-executive director, subject to the approval and recommendation of the Issuer’s Nominations and Governance Committee (such approval and recommendation not to be unreasonably withheld or delayed) and the other requirements and procedures set forth the Relationship Agreement.

e& is entitled at any time to replace the e& Nominee or any subsequent e& Nominee (to the extent e& remains entitled to nominate an e& Nominee as a director under the Relationship Agreement) and, if e& elects to effect such replacement, e& shall be required to consult with the Issuer about the identity of any such proposed replacement, who must also be a member of the senior management of e&. The Relationship Agreement sets out the requirements and procedures that e& and the Issuer Board shall follow to appoint the e& Nominee.

Similarly, e& is entitled at any time to replace the Independent Nominee or any subsequent Independent Nominee (to the extent it remains entitled to nominate an Independent Nominee as a non-executive director under the Relationship Agreement), subject to the approval and recommendation of the Issuer’s Nominations and Governance Committee (such approval and recommendation not to be unreasonably withheld or delayed) and the other requirements and procedures set forth in the Relationship Agreement.

Further, the Issuer has agreed that the e& Nominee shall be appointed as a member of the Nominations and Governance Committee of the Issuer (but the e& Nominee shall take no part in any deliberations or decision regarding the nomination, appointment, election and/or re-election of another Nominee under the Relationship Agreement).

Lock-Up

No member of the e& Group shall, for two years following the date of the Relationship Agreement, be permitted to dispose of any of its Ordinary Shares in the Issuer, subject to certain exceptions including: (a) accepting a Third-Party Offer (as defined below), whether recommended or not by the Issuer Board; (b) any transfers between members of the e& Group; or (c) disposals (whether through sales or derivatives) during the Lock-up Period of up to a maximum of 3% in aggregate per twelve-month period of the Issuer’s outstanding Ordinary Shares (excluding treasury shares), provided that e& continues to maintain its current shareholding of 14.6% following completion of any such disposal under (c).

Standstill

For the duration of the Relationship Agreement, e& undertakes not to: (a) acquire, offer or propose to acquire any interests in Ordinary Shares of the Issuer which would result in e& (together with any of its controlled affiliates and their respective directors, officers or employees or other persons acting in concert with e& or such persons) having an interest in shares exceeding 24.99% or more of the Issuer’s voting rights; (b) take action or propose or agree to take any action to enter into a securities borrowing or lending transaction in respect of securities of the Issuer, or any transaction which is intended to hedge the economic exposure of the e& Group to its holding of Ordinary Shares in the Issuer; (c) (i) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist, support or facilitate any other person to effect, seek to effect, offer or propose to effect or participate in, any takeover, merger, acquisition, reorganization or sale or acquisition of assets, liquidation or other transaction involving the Issuer or any member of the Issuer’s group, other than in accordance with the Issuer Board’s recommendation or (ii) frustrate or seek to frustrate any such transaction proposed by the Issuer or any member of the Issuer’s group; or (d) enter into any discussions, negotiations, agreements or understandings with any third party with respect to any of the foregoing or knowingly encourage or seek to persuade any third party to take any action or make any statement with respect to any of the foregoing.

The standstill provisions are subject to customary carve outs and carve outs in relation to the Permitted Actions (as defined below) and e&’s participation in any offering of securities of the Issuer on the same terms as the other shareholders, as set out in the Relationship Agreement.

Communications

For the duration of the Relationship Agreement, e& and the Issuer agree not to make any statement or announcement, or communicate in a way that constitutes an attack on or criticism of, or otherwise disparages or causes to be disparaged, the other party’s group or any of the other party’s current or former directors, officers or employees (or their respective management, policies, performance, affairs, securities or assets). e& and the Issuer also agree not to communicate with any other shareholder of the other party regarding any intent, purpose, plan or proposal with respect to the Issuer Board, the other party, its group, its management, policies and affairs, any of its securities or assets or the Relationship Agreement.

The communications provisions are subject to customary carve outs as set out in the Relationship Agreement.

Corporate Actions

Save in so far as the same is (or is strictly necessary to effect) a Permitted Action (as herein defined), e& undertakes not to, for the duration of the Relationship Agreement, take any of the following actions: (a) requisition a shareholder meeting; (b) propose a resolution to be put forward at a shareholder meeting; (c) circulate a statement to shareholders; (d) solicit proxies from shareholders (other than in accordance with the recommendation of the Issuer Board); (e) provide any irrevocable undertakings/letters of intent in respect of its shareholding in the Issuer to any party (other than at the request of the Issuer Board in relation to any transaction or proposal that is recommended by the Issuer Board); (f) send any documents or other communications to shareholders (other than at the direction or with the consent of the Issuer Board); (g) commence or threaten any litigation (including any derivative action) in its capacity as shareholder against the Issuer or any of its current or former directors, officers or employees; (h) solicit any employees of the Issuer or any member of the Issuer’s group (subject to customary carve outs); or (i) enter into any discussions, negotiations, agreements or understandings with any third party with respect to any of the foregoing or knowingly encourage or seek to persuade any third party to take any action or make any statement with respect to any of the foregoing. e& undertakes not to engage in any discussions or negotiations about transactions relating to the Company or its assets without the consent of the Issuer Board (subject to certain procedures contained in the Relationship Agreement).

Voting

For the duration of the Relationship Agreement, e& undertakes that it and its controlled affiliates shall vote any of their Ordinary Shares or other securities of the Issuer in accordance with the recommendations given by the Issuer Board in respect of resolutions proposed at any general meeting of the Issuer or any other meeting of the Issuer’s shareholders on: (i) the election or re-election of directors selected by the Issuer’s Nominations and Governance Committee and recommended by the Issuer Board, (ii) receipt of annual accounts, (iii) approval of the remuneration policy and report, (iv) consent to short notice of meetings, (v) appointment and remuneration of auditors, (vi) share allotment authority, (vii) dis-application of pre-emption rights, (viii) authorization for share buybacks and (ix) political donations and expenditures in the ordinary course (“Customary Resolutions”).

Nothing in the Relationship Agreement shall limit, restrict or prevent (i) e& from exercising its votes in respect of the Issuer’s shares or other securities of the Issuer in such manner as it may determine in its absolute discretion in respect of shareholder resolutions which are not Customary Resolutions or, subject to the procedures set forth in the third paragraph under “Communications” above, explaining it has voted in a particular way (or not voted), and (ii) subject to their statutory and fiduciary duties, the Nominees from voting in respect of any Issuer Board resolution or consent in such manner as they may determine in their absolute discretion.

Permitted Actions

Nothing in the Relationship Agreement shall prohibit e& from: (a) making or announcing a firm intention to make an offer under Rule 2.7 of the UK Takeover Code to acquire the Issuer, if (x) such offer is recommended by the Issuer Board (and, for the avoidance of doubt, e& will not take any such action unless it has first obtained such a recommendation) or (y) in circumstances where a third party has made or has announced under Rule 2.7 of the UK Takeover Code an offer to acquire the Issuer (whether such offer is recommended or not by the Issuer Board) a “Third-Party Offer”); (b) accepting a Third-Party Offer (whether recommended or not by the Issuer Board); or (c) asserting or enforcing any rights, claims or defenses or pursuing any remedies it may have against the Issuer, its directors and/or officers in any action, litigation or investigation under the Relationship Agreement, the Registration

Rights Agreement or any other agreement between e& and the Issuer ((a) through (c) collectively, the “Permitted Actions”).

Independence

Under the Relationship Agreement, e& shall insofar as it is legally able to do so, procure that any transactions or arrangements between: (i) any e& connected person; and (ii) any member of the Issuer group are conducted on arm’s length commercial terms; and not take any action that would reasonably be expected to have the effect of preventing or impeding the Issuer from complying with its obligations under the Listing Rules to carry on an independent business.

Termination

The Relationship Agreement will terminate with immediate effect if the e& Group’s shareholding falls below its current shareholding of 14.6% of the Issuer’s outstanding Ordinary Shares. Either the Issuer or e& may terminate the Relationship Agreement: (a) in the event of a material breach of the Relationship Agreement by the other party that is incapable of remedy, or which is not remedied in reasonable time; (b) if any of the conditions precedent to e&’s nomination right in respect of the e& Nominee set out in the Relationship Agreement has not been satisfied by the date that is eighteen months after the date of signing of the Relationship Agreement (the “Longstop Date”); (c) prior to the satisfaction of the Nominee Conditions, if the party requesting termination determines in its reasonable judgment on the advice of external counsel that any condition precedent relating to the required regulatory approvals identified in the Relationship Agreement is incapable of being satisfied by the Longstop Date (provided that the party that intends to terminate will reasonably consult with the other party and its counsel prior to such termination); (d) following the expiry of the Lock-Up period, provided that the restrictions described under “Standstill”, “Communications”, “Corporate Actions” and “Voting” will continue to apply for 30 days following such termination; or (e) if e& votes against certain shareholder resolutions recommended by the Issuer Board. Finally, the Issuer may terminate the Relationship Agreement upon (a) e& either making a determination to accept, or else accepting, a Third-Party Offer which has not been recommended by the Issuer Board; or (b) EIA (or its directors) carrying out any action or making any statement where the same would have constituted a breach of the clauses containing the restrictions under “Communications”, “Standstill” and “Corporate Actions” in the Relationship Agreement by e& had such action been carried out, or such statement been made, by e&, provided that such breach is incapable of remedy within a reasonable period (or which is capable of being so remedied, but is not remedied to the Issuer’s reasonable satisfaction within such period). No other termination rights shall exist for either party.

The description of the Relationship Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Relationship Agreement, which has been filed as Exhibit 99.2 hereto and which is incorporated herein by reference in its entirety.

Registration Rights Agreement

On May 11, 2023, e& and the Issuer entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3 (the “Registration Rights Agreement”). The Registration Rights Agreement entitles the Reporting Persons to customary shelf, demand and “piggyback” registration rights. Pursuant to the Registration Rights Agreement, the Issuer has agreed that upon prescribed written notice of a request from e&, the Issuer will prepare and file with the SEC a shelf registration statement.

The description of the Registration Rights Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which has been filed as Exhibit 99.3 hereto and which is incorporated herein by reference in its entirety.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item	7. Material to Be Filed as Exhibits.
Exhibit No	Description
99.1	Joint Filing Agreement, dated April 24, 2023, between Atlas Holdings, e& and EIA (incorporated by reference to the Schedule 13D relating to Vodafone Group plc filed by Atlas Holdings, e& and EIA on April 24, 2023).
99.2	Relationship Agreement, dated May 11, 2023, between e& and the Issuer.
99.3	Registration Rights Agreement, dated May 11, 2023, between e& and the Issuer.

Annex A-1

Directors of Atlas Holdings

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of Vodafone Ordinary Shares
Mr. Hatem Dowidar	Egyptian, Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Executive Officer, e&	None
Mr. Karim Bennis	French	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Financial Officer, e&	None
Mr. Hasan Mohamed Al Hosani	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Corporate Secretary, e&	None

Annex A-2

Directors and Executive Officers of e&

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of Vodafone Ordinary Shares
Directors of e&
H.E. Jassem Mohamed Bu Ataba Alzaabi	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chairman of e& Group	None
Mr. Essa Abdulfattah Kazim Al Mulla	Emirati	Dubai International Financial Centre (“DIFC”), the Gate Building, Level 14, East Wing	Governor, DIFC	None
Mr. Hesham Abdulla Qassim Al Qassim	Emirati	Dubai Real Estate Corporation, P.O. Box 23073, Dubai, UAE	Chief Executive Officer, Dubai Real Estate Corporation	None
Sheikh Ahmed Mohamed Sultan Al Dhahiri	Emirati	Pan Emirates Bldg ,01 floor 04 office, Airport Road, Abu Dhabi	Entrepreneur	None
Ms. Mariam Saeed Ahmed Ghobash	Emirati	PO Box 47233, Abu Dhabi, UAE	Self-employed	None
Mr. Saleh Abdulla Ahmed Alabdooli	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Director of e&	None
Mr. Mansoor Ibrahim Ahmed Al Mansoori	Emirati	13th Floor, Capital Gate, Abudhabi, UAE	Group Chief Operating Officer, G42	None
Mr. Michel Combes	French	200 S Biscayne Llvd 19th Floor, Miami, Fl 33131	Chief Executive Officer, SoftBank Group	1,622,121 Ordinary Shares
Mr. Abdelmonem Bin Eisa Bin Nasser Alserkal	Emirati	PO Box 1219, Dubai, United Arab Emirates	Managing Director	None
Mr. Khalid Abdulwahid Hassan Alrustamani	Emirati	AW Rostamani Head Office, 7th Floor, 25 Al Ittihad Rd. Al Khabaisi, PO Box 22715, Dubai, UAE	Chairman and Chief Executive Officer, AW Rostamani Group	151,750 Ordinary Shares(1)
Mr. Otaiba Khalaf Ahmed Al Otaiba	Emirati	6th Floor, Hamdan Street, Al Otaiba Tower, Abu Dhabi, UAE	Al Otaiba and Hamdan Budebes Lawyers and Legal Consultants	None
Executive Officers of e&
Mr. Hatem Dowidar	Egyptian, Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Executive Officer	None
Mr. Karim Bennis	French	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Financial Officer	None

Mr. Obaid Bokisha	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Operations Officer	None
Mr. Mikhail Gerchuk	United Kingdom	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chief Executive Officer, e& International	None
Mr. Salvador Anglada	Spanish	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chief Executive Officer, e& Enterprise	None
Mr. Khalifa Al Shamsi	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chief Executive Officer, e& Life	None
Mr. Nabil Baccouche	Belgian	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Carrier & Wholesale Officer	None
Mr. Hasan Mohamed Al Hosani	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Corporate Secretary, e&	None

1	All Ordinary Shares are owned directly by the AW Rostamani Group.

Annex A-3

Directors and Executive Officers of EIA

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of Vodafone Ordinary Shares
Directors of EIA
H.H. Sheikh Mansour Bin Zayed Al Nahyan	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chairman of the Board	None
H.E. Mohammad Abdulla Ali AlGergawi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Dr. Sultan Ahmed Al Jaber	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Hareb Masood Hamad Rashed Al Darmaki	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Eissa Mohamed Ghanem Al Suwaidi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Mohamed Hadi Al Hussaini	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Abdulla bin Mohammad Saeed Abdulla Touq Al Marri	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Kaltham Hamad Al Ghafli	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
Executive Officers of EIA
H.E. Mubarak Rashed Khamis Mukhaizen Al Mansoori	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Executive Officer	None
Mr. Salem Lafi Obaid Lafi Almehairi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Executive Director of Asset Management	None
Mr. Mohamed Hamad Ghanem Al Mehairi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Executive Director of Strategic Assets	None
Mr. Majed Salem Saeed Saad Almenhali	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Finance Officer	None
Dr. Vasilios Siokis	Greek	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Risk Officer	None
Mr. Aaron James Clayton	United Kingdom	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Human Resources Officer	None
Ms. Salwa Asban	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Internal Audit	None
Ms. Rima Hadid	Australian	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	General Counsel	None
Mr. Troy John Rieck	Australian	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Investment Officer of Asset Management	None
Ms. Hassa Abdulrazzaq Balouma	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Acting Chief Investment Officer of Strategic Assets	None

ANNEX B

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased	Price (GBP)	Date of Purchase
Atlas Holdings
Purchase of Shares	20,000,000	0.9660	13/03/2023
Purchase of Shares	10,000,000	0.9609	14/03/2023
Purchase of Shares	14,000,000	0.9485	15/03/2023
Purchase of Shares	10,000,000	0.9298	16/03/2023
Purchase of Shares	10,000,000	0.9262	17/03/2023
Purchase of Shares	10,000,000	0.9110	20/03/2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2023

ATLAS 2022 HOLDINGS LIMITED

/s/ Hatem Dowidar
Name: Hatem Dowidar Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2023

EMIRATES TELECOMMUNICATIONS GROUP COMPANY PJSC

/s/ Hatem Dowidar
Name: Hatem Dowidar Title: Group Chief Executive Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2023

EMIRATES INVESTMENT AUTHORITY

/s/ Mubarak Rashed Al Mansoori
Name: Mubarak Rashed Al Mansoori Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description
99.1	Joint Filing Agreement, dated April 24, 2023, between Atlas Holdings, e& and EIA (incorporated by reference to the Schedule 13D relating to Vodafone Group plc filed by Atlas Holdings, e& and EIA on April 24, 2023).
99.2	Relationship Agreement, dated May 11, 2023, between e& and the Issuer.
99.3	Registration Rights Agreement, dated May 11, 2023, between e& and the Issuer.